September 3, 2021

Ms. Taylor Beech, Esq.

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Phone: (202) 551-4515

Re:	Kidpik Corp.
Draft Registration Statement on Form S-1 Submitted May 18, 2021
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 9, 2021
CIK No. 0001861522

Dear Ms. Beech,

On behalf of Kidpik Corp., a Delaware corporation (the “Company” or “Kidpik”), we would like to thank you for your prompt review of the Company’s Draft Registration Statement on Form S-1 Submitted May 18, 2021, as amended by Amendment No. 1 Submitted on July 9, 2021 (the “Registration Statement”). We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2021. In connection with these responses, we are submitting an Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 9, 2021

Prospectus Cover

1. We note your disclosure on page 28 that Mr. Dabah will continue to exercise significant control over the company after the offering. Please disclose on the prospectus cover and in the summary the percent of the voting power that Mr. Dabah will control after completion of the offering. Please also disclose on the prospectus cover and in the summary whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Response:

We have updated the disclosures on the prospectus cover and the summary of prospectus in Amendment No. 2 to the Registration Statement, to disclose the percent of the voting power that Mr. Dabah will control after completion of the offering and that we intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Ms. Taylor Beech, Esq.

September 3, 2021

Use of Proceeds, page 42

2. We note that you intend to use some of the proceeds from the offering to repay debt. Please disclose the interest rate and maturity date of the debt you intend to repay. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Response:

We have updated the “Use of Proceeds” section of Amendment No. 2 to the Registration Statement to comply with Instruction 4 of Item 504 of Regulation S-K.

Capitalization, page 44

3. Please tell us why actual and pro forma accumulated deficit are different.

Response:

Pro forma accumulated deficit as of April 3, 2021, was a typographical error, as both actual and pro forma accumulated deficit should have been ($29,470) (in thousands). We have included an updated and corrected Capitalization table in Amendment No. 2 to the Registration Statement, disclosing capitalization as of July 3, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

4. Please include clearer and more robust disclosure regarding your performance indicators, including, but not limited to, how you define members, active members, subscribers, active subscriptions, and customers, and how management uses such metrics. Please also tell us whether you track performance indicators regarding the average percentage of subscription boxes that result in the sale of merchandise or the average amount of merchandise sold per subscription box and what consideration you gave to disclosing any such metrics in the filing.

Response:

We have included a new section “Key Performance Indicators”, describing the performance indicators and metrics we use, and describing such indicators and metrics for the 2020 and 2019 fiscal years and the six months ended July 3, 2021 and June 27, 2020. We have also included a new section entitled “Factors Affecting Our Future Performance”, describing some of the factors affecting our future performance, and a new section entitled “Glossary” under About this Prospectus, describing certain definitions used in the Registration Statement.

Results of Operations, page 50

5. To the extent practicable, please enhance your disclosure regarding your results of operations to discuss the historical breakdown of revenue among sales of subscription boxes, Amazon sales, and your website sales, among your product lines (e.g., girls’ apparel, boys’ apparel, and toddlers), and between repeat purchasers and new customers.

Ms. Taylor Beech, Esq.

September 3, 2021

Response:

We have updated the disclosures regarding our results of operations and included additional information for the revenue changes among our subscription shipments and amazon sales during the relevant periods.

Liquidity and Capital Resources, page 53

6. Please revise your disclosure to include a discussion of your material commitments for capital expenditures as of the end of your last fiscal period. Please refer to Item 303(b)(1)(ii). Please also include a discussion of the conditions resulting in the going concern opinion included in the auditor’s report.

Response:

We have confirmed that we do not have any material commitments for capital expenditures in Amendment No. 2 to the Registration Statement. We have updated the disclosures regarding the conditions resulting in the going concern opinion.

Cash Flows, page 53

7. Please revise your disclosures here to include an analysis of the components of the statements of cash flows that explains the significant year-to-year variations in the line items.

Response:

We have updated the disclosures to include additional information regarding the changes in the components of the cash flows statements.

JOBS Act and Recent Accounting Pronouncements, page 59

8. You disclose here that you have irrevocably elected not to avail yourself of the extended transition period. This is inconsistent with your disclosure at the bottom of page 7. Please revise for consistency.

Response:

We have clarified under the “JOBS Act and Recent Accounting Pronouncements” section of Amendment No. 2 to the Registration Statement, that:

We have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Ms. Taylor Beech, Esq.

September 3, 2021

Business

Business Development, page 60

9. We note your disclosure that since inception, your subscription boxes have achieved “customer acceptance.” Please clarify how you define customer acceptance.

Response:

Upon further review, we have determined that the use of the language “customer acceptance” is open to interpretation and does not add anything to the current discussion under “Business Development”. As such, we have removed the reference to “customer acceptance” entirely from Amendment No. 2 to the Registration Statement.

Member Growth & Marketing Channels, page 64

10. We note your disclosure that your active subscription base increased from 2019 to 2020 by approximately 45%. To give investors more context, please disclose the growth rate in prior periods. Please also disclose any other metrics you use to monitor customer acquisition, retention, and engagement.

Response:

We have included a new section “Key Performance Indicators” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, describing the performance indicators and metrics we use to monitor customer acquisition, retention, and engagement, and describing such indicators and metrics for the 2020 and 2019 fiscal years and the six months ended July 3, 2021 and June 27, 2020. We believe that the new key Performance Indicators “Gross Margin”, “Shipped items” and “Average shipment keep rate” gives investors better visibility to our results from operations and revenue growth, and as such we have deleted the prior references to active subscription base (and related growth disclosures), as it represents only individuals who are scheduled to receive future boxes and can be misinterpreted.

Design & Vertical Integration Process, page 66

11. We note that you attribute your success in part to your vertical integration model, yet we note your risk factor disclosure that you currently source all of the merchandise you offer from third-party vendors and that you rely upon independent third-party transportation providers for substantially all of your product shipments. Please revise your disclosure to clarify how this fits into your vertically integrated business. Where you discuss your manufacturing vendors on page 66, please disclose that for the year ended January 2, 2021, four vendors accounted for approximately 60% of your inventory purchases.

Ms. Taylor Beech, Esq.

September 3, 2021

Response:

In Amendment No. 2 to the Registration Statement, we have refined the prior heading to refer to our “Integration Model”, instead of our “Vertical Integration Process”, as we have determined that the terms “Vertical Integration Process” did not appropriately reflect what we believe to be one of the main reasons for our success.

We have also updated the disclosure to include the number of vendors which accounted for inventory purchases for the year ended January 2, 2021 and 26 weeks ended July 3, 2021.

Certain Relationships and Related Party Transactions, page 80

12. Please include disclosure covering the last three fiscal years. Please refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.

Response:

We have updated the disclosures under “Certain Relationships and Related Party Transactions to include information and disclosures covering the last three years in Amendment No. 2 to the Registration Statement.

Description of Capital Stock, page 89

13. Please add a description of the exclusive forum provision included in your Second Amended and Restated Certificate of Incorporation and explicitly state whether or not such provision applies to claims arising under the Exchange Act and under the Securities Act. Please also include such clarification in the risk factor on page 32. In addition, please further revise your risk factor disclosure to state that there is uncertainty as to whether a court may enforce your exclusive forum provision as it applies to the Securities Act. In this regard, we note that Section 22 of the Securities Act provides concurrent jurisdiction for claims arising thereunder, and your exclusive forum provision requires that Securities Act claims be litigated in federal court.

Response:

We have updated the risk factor entitled “Our Second Amended and Restated Certificate of Incorporation contain exclusive forum provisions that may discourage lawsuits against us and our directors and officers” in Amendment No. 2 to the Registration Statement, with the following additional information:

The choice of forum provision in our Second Amended and Restated Certificate of Incorporation does not waive our compliance with our obligations under the federal securities laws and the rules and regulations thereunder. Moreover, the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or by the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts with respect to suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain claims under the Securities Act.

Ms. Taylor Beech, Esq.

September 3, 2021

Notwithstanding the above, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Second Amended and Restated Certificate of Incorporation provides that unless the Company consents, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such a provision. While the Delaware courts have determined that choice of forum provisions of the type included in our Second Amended and Restated Certificate of Incorporation are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in our exclusive forum provision. In such instance, to the extent applicable, we would expect to vigorously assert the validity and enforceability of our exclusive forum provision. This may require additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

We have also further included information on the forum selection clause under “Description of Capital Stock— Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws” in Amendment No. 2 to the Registration Statement, as follows:

Forum selection clause. Our Second Amended and Restated Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the certificate of incorporation or the bylaws of the Company, each as amended, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

The following provisions would not however apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Notwithstanding the above, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Second Amended and Restated Certificate of Incorporation provides that unless the Company gives an Alternative Forum Consent, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such a provision. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Second Amended and Restated Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Ms. Taylor Beech, Esq.

September 3, 2021

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our vigorously assert the validity and enforceability to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business. See “Risk Factors— Risks Associated with Our Governing Documents and Delaware Law—Our Second Amended and Restated Certificate of Incorporation contain exclusive forum provisions that may discourage lawsuits against us and our directors and officers.”

Underwriting, page 95

14. We note your disclosure that the underwriters may allocate a certain amount of shares of common stock issued in this offering to members of your management and their affiliates. Please tell us if this is a directed share program and if so, please disclose this on the prospectus cover and in the prospectus summary.

Response:

The Company will not be using a directed share program, and has removed the prior language relating to the underwriters allocating a certain amount of shares of common stock issued in the offering to members of the Company’s management and their affiliates.

Notes to the Financial Statements

Note 2: Summary of Significant Accounting Policies

I.) Inventory, page F-8

15. Please disclose how cost is determined, such as FIFO, average, or LIFO.

Response:

We have updated our disclosures to confirm that we use a weighted average cost method for determining cost of inventory.

Ms. Taylor Beech, Esq.

September 3, 2021

Note 2: Summary of Significant Accounting Policies, page F-23

16. Please tell us in detail and disclose the factors you used to identify your operating and reportable segment(s), and, if applicable, whether operating segments have been aggregated. Refer to ASC 280-10-50.

Response:

The Company respectfully notes the Staff’s comment and advises the Staff that it considered the guidance in Accounting Standards Codification (ASC) 280-10-50 in evaluating its reportable segments and in concluding that the Company has one operating and reportable segment. A key component of the Company’s segment analysis is the determination of the Company’s chief operating decision maker (“CODM”).

The Company has reviewed the requirements of ASC 280-10-50-21 with respect to factors to be considered in making the assessment and conclusion of reportable segments. ASC 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by CODM in deciding how to allocate resources and in assessing performance.

The Company’s CODM, is our Chief Executive Officer. This determination was made based on an analysis of how key operating decisions of the Company are made. Our CEO, who is also our principal stockholder, has extensive oversight into the Company, through a consolidated, Company-wide lens. The CEO is ultimately responsible for assessing key operating decisions, capital allocations and allocation of resources to meet the Company’s business objectives. Our CEO reviews and approves all significant financial decisions, including among other things, Company-wide consolidated annual budget, compensation plan, key personnel changes, and directs how the Company’s resources are allocated; As discussed below, in order to be able to perform this function, The CEO reviews a package of Company-wide consolidated financial information on a monthly basis, and this package contains no disaggregated information.

Under ASC 280, companies are required to assess what financial information is available to the CODM and how it is used to assess performance and allocate resources. The CEO, as CODM, primarily evaluates consolidated cash and cash flows positions and reviewing daily, monthly, and quarterly sales performance reports and monthly and quarterly results from operations, to assess performance and allocate resources.

The Company is a subscription-based e-commerce business. While the Company sells its products through three web-based e-commerce channels – (1) online subscription, (2) online website sales and (3) amazon website sales, the CODM looks at consolidated, Company-wide information. The inventory sold through the three web-based e-commerce channels are identical and are sourced from the same venders. The CODM receives monthly operating reports in assessing Company-wide performance and allocating resources and making decisions. The monthly operating reports contain consolidated metrics such as consolidated budget versus actual and prior year results for revenue, operating expenses; sales and revenue growth; consolidated employee-related expenses; and key metrics affecting headcount, cash cost and cost savings on a consolidated basis.

Accordingly, the Company’s CODM views financial information at a consolidated, Company-wide level. This consolidated Company-wide information is used as a basis for resource allocation and decision making. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making. As such, the Company has concluded that it has one operating and reporting segment under ASC 280.

Ms. Taylor Beech, Esq.

September 3, 2021

In our second quarter of 2021, which is part of this Registration Statement, we disclosed that “The Company has one operating segment and one reportable segment as its chief operating decision maker, who is its Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. All long-lived assets are located in the United States.”

Notes to the Condensed Interim Financial Statements

Note 15: Revenue, Net Disclosures, page F-32

17. Please tell us why you have not presented a line item for Amazon sales.

Response:

In “Note 15: Revenue, Net Disclosures” in Amendment No. 2 to the Registration Statement which we have submitted on EDGAR, we have included a line item for Amazon sales.

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

We will provide you supplementally, copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We confirm that, to date, no such communications have been presented to potential investors.

* * * * *

Sincerely,

/s/ Adir Katzav
Adir Katzav
Chief Financial Officer